

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 10, 2010

Ms. Patricia M. Bedient
Weyerhaeuser Company
Federal Way, Washington 98063-97777

RE: Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2009 filed
February 25, 2010
File # 1-4825

Dear Ms. Bedient:

We have reviewed your response letter dated May 13, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for quarter ended March 31, 2010

Evaluation of Disclosure Controls and Procedures, page 27

1. We note the description of your disclosure controls and procedures in the first sentence. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the description does not fully conform to the definition in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746, Andy Schoeffler, Staff Attorney, at (202) 551-3748 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant